FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 27, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 27, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Mumbai, June 27, 2008.Profile of Additional Directors inducted on the Board of Tata Motors Limited on June 27, 2008

Mr Nasser Munjee

Mr Munjee holds a Bachelor's degree from Chicago and a Master's degree from the London School of Economics, UK. His journey in financial sector began with HDFC where he served for over 20 years at various positions including as its Executive Director. He was the Managing Director of Infrastructure Development Finance Co. Ltd.(IDFC) upto March 2004. Presently he is the Chairman of Development Credit Bank (DCB) since June 2005 and is also on the Board of various Multinational Companies and Trusts. Mr Munjee has deep interest for rural development, housing finance, urban issues, specially the development of modern cities and humanitarian causes. Mr Munjee is a Technical Advisor on the World Bank-Public Private Partnership Infrastructure and Advisory Fund. He is also associated with several public and private institutions as Chairman and Member of the Board or Trustee.

Mr Subodh Bhargava

Mr Subodh Bhargava holds a degree in Mechanical Engineering from the University of Roorkee and retired rom Eicher Group of Companies as Group Chairman and Chief Executive in March 2000. He was the past President of the Confederation of Indian Industry(CII) and the Association of Indian Automobile Manufacturers; and the Vice President of the Tractor Manufacturers Association. He was also a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the government of Rajasthan. He has held various prominent positions on various Chambers/Associations in the field of research in engineering and technology; and technical and management education and is currently associated as a Director of several Indian corporates, including Tata Communications Limited and Tata Steel Limited.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. Through subsidiaries and associate companies, Tata Motors has operations in South Korea, Thailand and Spain. It also has a strategic alliance with Fiat. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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